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                                                                     Exhibit 4.6

Baxter International Inc.
Stock Option Plan
Adopted February 17, 1998


1.  Purpose
    -------

This Stock Option Plan ("Plan") is adopted by the Compensation Committee of the Board of Directors ("Committee") of Baxter International Inc. ("Baxter"). Although this Plan is not adopted pursuant to the Baxter International Inc. 1994 Incentive Compensation Program ("Program"), it is granted for the general purposes stated in the Program and for the specific purpose of motivating
Vernon R. Loucks Jr., ("Mr. Loucks") to implement a smooth transition of his current responsibilities as Baxter's Chief Executive Officer to Harry M. Jansen Kraemer, Jr.

2.  Participants
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The only participant in this Plan is Mr. Loucks.  For the reasons explained in the preceding section, the Committee granted him a Stock Option under this Plan.

3.  Option
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The Stock Option gives Mr. Loucks the right to purchase 950,000 shares of Common
Stock as defined in the Program and it is granted under the terms and conditions contained in this Plan. All of the provisions of the Program which apply to Stock Options granted pursuant to the Program shall apply to the Stock Option granted pursuant to this Plan, except for the portion of Section 4.1 relating to number of shares available and the portion of Section 5.1 relating to the calendar year limit. Terms defined in the Program shall have the same meaning in these terms and conditions. The Stock Option is not intended to qualify as an Incentive Stock Option within the meaning of section 422 of the United States Internal Revenue Code.

4.  Option Price, Vesting, Exercise and Expiration
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4.1  The Option Price consists of four different prices representing the Fair
Market Value of the Common Stock on the date of this Plan and three different premium prices, as follows:

          Number of Options     Option Price
          -----------------     ------------
           500,000 options      $56.1875 (Fair Market Value)
           250,000 options      $73.04 (Fair Market Value +30%)
           100,000 options      $78.66 (Fair Market Value +40%)
           100,000 options      $84.28 (Fair Market Value +50%)
           ----------------
Total      950,000 options
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4.2  The Option becomes vested in four installments, as follows:

           400,000 options - vest December 31, 1999
           200,000 options - vest December 29, 2000
           175,000 options - vest December 28, 2001
           175,000 options - vest December 27, 2002
           ---------------
Total      950,000 options

subject to accelerated vesting, in accordance with the following sentence. If Baxter's total shareholder return, measured by Common Stock price appreciation plus dividends, for the two-year period ending December 31, 1999 is a total of 30% or more, then all 950,000 options will vest on December 31, 1999. For purposes of the vesting installments in this section 4.2, the Option will vest sequentially such that the portion of the Option with an Option Price equal to the Fair Market Value will be the first to vest, and the portion of the Option with the highest Option Price will be the last to vest.

4.3 When vested and until it expires, the Stock Option may be exercised in whole or in part in the manner specified by the Stockholder Services Department of Baxter, except as specified in the following sentence. To preserve the tax deductibility to Baxter of any gain Mr. Loucks receives by exercising the Stock Option, Mr. Loucks is not permitted, unless otherwise authorized by the Compensation Committee, to exercise any portion of the Stock Option until Mr. Loucks' compensation ceases to remain subject to Section 162(m) of the Internal Revenue Code, as amended. If exercised in part, the Stock Option must be exercised in installments consisting of at least 100 shares or, if options for fewer than 100 shares are then exercisable, for the number of shares then exercisable. Shares of Common Stock may be used to pay the exercise price of the Stock Option in accordance with the requirements specified by the Stockholder Services Department.

4.4 If Mr. Loucks' employment by Baxter is terminated by death or disability, Mr. Loucks, or his legal representative or the person or persons to whom his rights under the Stock Option are transferred by will, the laws of descent and distribution or otherwise, shall have the right to exercise the Stock Option until it expires in accordance with its terms with respect to all or any part of the shares remaining subject to the Stock Option (whether or not the Stock Option was vested under section 4.2 on Mr. Loucks' employment termination date).

4.5 If Mr. Loucks' employment by Baxter is terminated for cause, the Stock Option under this Plan will be forfeited on the effective date of his employment termination, to the extent it has not previously been exercised. For purposes of this section 4.5 "for cause" means Mr. Loucks' failure to comply with any of his obligations specified in section 4.6 of this Plan.

4.6 Mr. Loucks is obligated to: a) perform the duties assigned to him from time to time by the Board of Directors of Baxter while he remains an employee of Baxter;
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b) comply with the agreement he signed in January 1966 when his Baxter employment commenced, including specifically, but not limited to, the non-competition and confidentiality provisions of that agreement; c) refrain from rendering services, directly or indirectly, for a period of one year after the effective date of his Baxter employment termination, to any competing organization, including himself, engaged in or about to become engaged in research or development, production, distribution, marketing, providing, or selling of any competing product; competing products include any products, processes, or services of any person or organization, other than Baxter, in existence or under development, which are substantially the same, may be substituted for, or applied to substantially the same end use as, the products, processes or services about which he acquired confidential information through his work with Baxter; d) not intentionally disparage Baxter, its subsidiaries, employees or products; e) not intentionally engage in actions contrary to the interest of Baxter and its subsidiaries; and f) conduct the succession described in section 1 of this Plan in a constructive and positive manner.

4.7  The Stock Option expires at the close of business on February 17, 2005.